SCHEDULE 13D

CUSIP No. 00941Q104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a)

Under the Securities Exchange Act of 1934

AirNet Technology Inc.

(Name of issuer)

Ordinary Shares, par value US$0.001 per share

(Title of Class of Securities)

00941Q104(1)

(CUSIP number)

Rui Du

May Wu

c/o Unistar Group Holdings Limited

3rd Floor, J&C Building

Road Town, Tortola

British Virgin Islands, VG1110

(86) 133 9524 8557

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing ten ordinary shares (the “Ordinary Shares”) of the Issuer.

SCHEDULE 13D

CUSIP No. 00941Q104

(1)	Names of reporting persons Unistar Group Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 23,876,308 Ordinary Shares
	(8)	Shared voting power 0
	(9)	Sole dispositive power 23,876,308 Ordinary Shares
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 23,876,308 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.0%*
(14)	Type of reporting person (see instructions) CO

_________________________________________

*Calculations of the percentage of the Ordinary Shares beneficially owned assumes that there were 149,541,085 Ordinary Shares outstanding as of December 31, 2020.

SCHEDULE 13D

CUSIP No. 00941Q104

(1)	Names of reporting persons Rui Du
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People's Republic of China

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 23,876,308 Ordinary Shares
	(8)	Shared voting power 0
	(9)	Sole dispositive power 23,876,308 Ordinary Shares
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 23,876,308 Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.0%*
(14)	Type of reporting person (see instructions) IN

_________________________________________

*Calculations of the percentage of the Ordinary Shares beneficially owned assumes that there were 149,541,085 Ordinary Shares outstanding as of December 31, 2020.

SCHEDULE 13D

CUSIP No. 00941Q104

Item 1. Security and Issuer.

This statement on this Schedule 13D relates to the Ordinary Shares, par value US$0.001 per share, of AirNet Technology Inc., a Cayman Islands company (the “Issuer”) whose principal executive offices is located at 15/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027, the People’s Republic of China.

American depositary shares of the Issuer (the “ADSs” and each an “ADS”), each representing ten Ordinary Shares of the Issuer, are listed on the Nasdaq Capital Market under the symbol “ANTE.”

Item 2. Identity and Background.

(a) - (b)

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Unistar Group Holdings Limited, a private company limited by shares incorporated in the British Virginia Islands (“Unistar”); and

(ii)	Mr. Rui Du, a People’s Republic of China citizen.

The principal business address of Unistar is 3rd Floor, J&C Building, Road Town, Tortola, British Virgin Islands, VG1110.

The business address of Mr. Rui Du is 2501 Tianxiang Plaza, High-tech Zone, Chengdu City, Sichuan Province, People's Republic of China, 610000.

(c) The principal business of Unistar is electronic equipment trading. Mr. Rui Du is principally engaged in the business of computer and electronic devices and software services and currently serves as the sole director of Unistar.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Items 2(a)-(b) above for place of organization or citizenship of each of the Reporting Persons.

Item 3. Source and Amount of Funds.

On December 30, 2020, the Issuer, Mr. Herman Man Guo (the “Founder”) and Unistar entered into an Investment Agreement (the “Investment Agreement”), pursuant to which the Issuer agreed to issue and deliver to Unistar, and Unistar agreed to subscribe for and purchase from the Issuer, 23,876,308 Ordinary Shares, par value US$0.001 per share (the “Subscribed Shares”), for an aggregate purchase price of US$2,530,888.61 (together with other transactions contemplated by the Investment Agreement, the “Transactions”). The the subscription and issuance of the Subscribed Shares by the Issuer to Unistar were consummated on December 31, 2020.

The consideration for the Subscribed Shares is contemplated to be paid by the delivery and transfer by HongKong Optimus Tech Limited (from whom Unistar contemplates to purchase the Computer Servers (as defined below)) to the Issuer the legal title of 500 computer servers designed for mining cryptocurrencies (the “Computer Servers”). No additional consideration was or will be paid by Unistar for such Subscribed Shares.

SCHEDULE 13D

CUSIP No. 00941Q104

The foregoing summary of the Investment Agreement is qualified in its entirety by the full text of the Investment Agreement, a copy of which is filed as Exhibit 99.2 to this Schedule 13D.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

As disclosed in Item 3, on December 30, 2020, the Issuer, the Founder and Unistar entered into the Investment Agreement pursuant to which the Issuer agreed to issue and deliver to Unistar, and Unistar agreed to subscribe for and purchase from the Issuer, the Subscribed Shares. The Subscribed Shares were issued to Unistar on December 31, 2020.

Unistar acquired the Subscribed Shares for investment purposes, subject to the terms and conditions of the Investment Agreement, which include, among others:

•	From and after the period from the date of the Investment Agreement, unless the Investor otherwise consent in writing in the Investor’ sole and absolute discretion, the Issuer shall not, and shall procure the other group companies (including the Issuer and its current and future subsidiaries and consolidated affiliated entities, each the “Group Company” collectively the “Group”) not to, and the Founder shall cause the Group Companies not to, among others: (i) issue, sell or grant any equity securities, (ii) redeem any of its equity securities, (iii) authorize or pay any distribution, (iv) effect any change in its share capital, (v) amend organizational documents of any Group Company, (vi) voluntarily delist from any trading market, or not use reasonable best effort to keep the Issuer’s current listing status, (vii) commence any liquidation, merger, consolidation, reorganization or similar transactions involving any Group Company, (viii) amend the conversion ratio between the Ordinary Shares and the ADSs, (ix) introduce any change to the current business, (x) change the position or Business Line Authority (as defined below) given to the person designated by the Investor (the “Investor Designee”), (xi) incur certain indebtedness and obligations, or make any loan or capital contribution, (xii) incur certain capital expenditure, (xiii) enter into, terminate, amend in any material respect or waive any of its material rights under any certain material contracts, (xiv) enter into any contract or transaction with any of the Issuer’s shareholders, their affiliates and certain other persons, (xv) enter into any agreement regarding acquisition, disposal, or any guarantee, mortgage, pledge or other security over the assets of Group Companies (including the Computer Servers), (xvi) acquire, lease, or dispose equity securities by the Issuer, (xvii) take any action that results in the liquidation, dissolution or winding up of any Group Company, (xviii) change in any material respect material insurance policies maintained by it, (xix) fail to maintain material intellectual property, (xx) fail to make SEC filings, (xxi) appoint or change the auditors of any Group Company, or adopt or change any tax, fiscal or treasury policy of any Group Company, (xxii) (A) terminate, hire or change employment terms of, certain directors or officers, (B) establish or adopt any new equity incentive plan, or (C) enter into any employment, change of control, severance or retention agreement with any director, officer or employee of any of the Group Company other than customary exceptions, or (D) take any action to accelerate the vesting, payment or funding of any compensation, payment or benefit, (xxiii) increase the salary, compensation or benefits of certain highest remunerated employees, (xxiv) increase or decrease the authorized size of the board of the Issuer (the “Board”), and (xxv) initiate, pay, discharge, waive, compromise, satisfy or settle any legal action.

•	Each of the Issuer and Unistar shall cooperate (and the Founder shall cause the Issuer to cooperate) with each other and the Issuer shall use (and the Founder shall cause the Group Companies to use, and the Issuer shall cause the other Group Companies to use) its reasonable best efforts to (i) cooperate with the other party in connection with any filing or submission with a governmental authority (including the NASDAQ) relating to the Transactions, (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication with a governmental authority (including the NASDAQ) regarding the Transactions, (iii) to the extent reasonably practicable, consult with the other party with respect to information that appears in any filing made with any governmental authority (including the NASDAQ) in connection with the Transactions, and (iv) to the extent permitted, give the other party the opportunity to attend and participate in such meetings. The Issuer shall use its reasonable best efforts to, and the Founder shall cause the Issuer to, (i) on or prior to March 15, 2021, obtain written confirmation from NASDAQ that the Company has regained, and (ii) maintain from the receipt of such written confirmation, compliance with all of the continued listing requirements under the rules and regulations of the NASDAQ (including the continued listing requirement regarding minimum bid price and minimum stockholders’ equity).

SCHEDULE 13D

CUSIP No. 00941Q104

•	The Founder and the Issuer shall procure, prior to the closing of the subscription and issuance of the Subscribed Shares, the formation of a new business unit of the Group to manage and operate all of the Computer Servers and the related cryptocurrency business (the “Business Line”), and the appointment of the Investor Designee to a position with the sole and absolute power and authority over the Business Line.

•	With regard to any and all communications that the Founder or the Issuer may have with the NASDAQ or the SEC (“Communication”), from and after the date of the Investment Agreement, the Issuer shall provide Unistar with a copy of any Communication within 24 hours of receipt and a reasonable opportunity to review and participate in all Communications. From and after the closing of the subscription and issuance of the Subscribed Shares, Unistar’s prior written consent is required for all material Communications from the Issuer.

The foregoing summary of terms is qualified in its entirety by the full text of the Investment Agreement.

Unistar intends to review its investment in the Issuer on an ongoing basis and, in the course of its review, may take actions (including through its affiliates) with respect to its investment or the Issuer, including communicating with the Board, members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms of the documents described herein, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Ordinary Shares and/or other equity, debt, notes or other financial instruments related to the Issuer or the Ordinary Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and Unistar’s affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

SCHEDULE 13D

CUSIP No. 00941Q104

Item 5. Interest in Securities of the Issuer.

(a) - (b) Calculations of the percentage of the Ordinary Shares beneficially owned assumes that there were 149,541,085 Ordinary Shares outstanding as of December 31, 2020.

The number and percentage of the Ordinary Shares beneficially owned by the Reporting Persons and, for the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated January 21, 2021

99.2	Investment Agreement, dated December 30, 2020 (incorporated by reference to Exhibit 99.2 of the Issuer’s Form 6-K (File No. 001-33765) filed with the SEC on January 4, 2021)

*Filed herein

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 21, 2021

Unistar Group Holdings Limited

By:	/s/ Rui Du
Name:	Rui Du
Title:	Director

Rui Du

/s/ Rui Du